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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13(d)-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Amendment No. 1

RIO VISTA ENERGY PARTNERS L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
767271109
(CUSIP Number)
November 30, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	767271109	13G/A

1	NAMES OF REPORTING PERSONS Swank Group, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		257,147

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		257,147

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	257,147

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	13.5%

12	TYPE OF REPORTING PERSON*

	CO

     *SEE INSTRUCTIONS BEFORE FILLING OUT
     **SEE ITEM 4(b).

CUSIP No.	767271109	13G/A

1	NAMES OF REPORTING PERSONS Swank Management, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	0.0%**

12	TYPE OF REPORTING PERSON*

	CO

     *SEE INSTRUCTIONS BEFORE FILLING OUT
     **SEE ITEM 4(b).

CUSIP No.	767271109	13G/A

1	NAMES OF REPORTING PERSONS Swank Advisors, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	0.0%**

12	TYPE OF REPORTING PERSON*

	PN

     *SEE INSTRUCTIONS BEFORE FILLING OUT
     **SEE ITEM 4(b).

CUSIP No.	767271109	13G/A

1	NAMES OF REPORTING PERSONS Swank Energy Income Advisors, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		257,147

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		257,147

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	257,147

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	13.5%

12	TYPE OF REPORTING PERSON*

	PN

     *SEE INSTRUCTIONS BEFORE FILLING OUT
     **SEE ITEM 4(b).

CUSIP No.	767271109	13G/A

1	NAMES OF REPORTING PERSONS Jerry V. Swank

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		257,147

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		257,147

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	257,147

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	13.5%

12	TYPE OF REPORTING PERSON*

	IN

     *SEE INSTRUCTIONS BEFORE FILLING OUT
     **SEE ITEM 4(b).

SCHEDULE 13G/A
     This Amendment No. 1 to Schedule 13G is being filed on behalf of Swank Group, LLC, a Texas limited liability company (“Swank Group”), Swank Management, LLC, a Texas limited liability company (“Swank Management”), Swank Advisors, LP, a Texas limited partnership (“Swank Advisors”), Swank Energy Income Advisors, LP, a Texas limited partnership (“Swank Income Advisors”), and Mr. Jerry V. Swank, the principal of Swank Group, Swank Management, Swank Advisors, and Swank Income Advisors, relating to common units representing limited partner interests of Rio Vista Energy Partners L.P., a Delaware corporation (the “Issuer”).
     This Amendment No. 1 to Schedule 13G relates to common units representing limited partner interests, (the “Common Units”) of the Issuer purchased by Swank Income Advisors through the account of The Cushing Fund, LP, a Texas limited partnership (the “Cushing Fund”), of which Swank Income Advisors is the general partner. Swank Group serves as the general partner of Swank Income Advisors and may direct Swank Income Advisors, the general partner of the Cushing Fund, to direct the vote and disposition of the 257,147 Common Units held by the Cushing Fund. As the principal of Swank Group, Mr. Swank, may direct the vote and disposition of the 257,147 Common Units held by the Cushing Fund.
     Swank Management and Swank Advisors previously reported beneficial ownership of Common Units on a Schedule 13G filed on February 8, 2005. Effective January 4, 2005, Swank Advisors is no longer a general partner of the Cushing Fund and therefore it and Swank Management, its general partner, are no longer beneficial owners of the Common Units.

Item 2(a)	Name of Person Filing.

Item 2(a) is hereby amended and restated as follows:

Swank Group, LLC (“Swank Group”), Swank Management, LLC (“Swank Management”), Swank Advisors, LP (“Swank Advisors”), Swank Energy Income Advisors, LP (“Swank Income Advisors”), and Mr. Jerry V. Swank.

Item 2(c)	Citizenship or Place of Organization.

Item 2(c) is hereby amended and restated as follows:

Swank Group, LLC is a limited liability company organized under the laws of the State of Texas. Swank Management, LLC is a limited liability company organized under the laws of the State of Texas. Swank Advisors, LP and Swank Energy Income Advisors, LP are both limited partnerships organized under the laws of the State of Texas. Mr. Swank is the principal of Swank Management, Swank Advisors and Swank Income Advisors, and is a United States citizen.

Item 4	Ownership.

Item 4 is hereby amended and restated as follows:

(a) Swank Group, Swank Income Advisors, and Mr. Swank are the beneficial owners of 257,147 Common Units.

(b) Swank Group, Swank Income Advisors, and Mr. Swank are the beneficial owners of 13.5% of the outstanding Common Units. This percentage is determined by dividing 257,147 by 1,910,656, the number of Common Units issued and outstanding as of October 31, 2005, as reported in the Issuer’s quarterly report on Form 10-Q filed November 21, 2005.

(c) Swank Group, as the general partner of Swank Income Advisors may direct it to direct the vote and dispose of the 257,147 Common Units held by the Cushing Fund. As the principal of Swank Group, Mr. Swank may direct the vote and disposition of the 257,147 Common Units held by the Cushing Fund.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated March 1, 2006, among Swank Group, Swank Income Advisors, and Mr. Swank.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: March 1, 2006

SWANK GROUP, LLC

By:	/s/ Jerry V. Swank

Jerry V. Swank
Managing Member

SWANK ENERGY INCOME ADVISORS, LP

By: Swank Group, LLC, its general partner

By:	/s/ Jerry V. Swank

Jerry V. Swank
Managing Member

SWANK MANAGEMENT, LLC

By:	/s/ Jerry V. Swank

Jerry V. Swank
Managing Member

SWANK ADVISORS, LP

By: Swank Management, LLC, its general partner

By:	/s/ Jerry V. Swank

Jerry V. Swank
Managing Member

/s/ Jerry V. Swank

Jerry V. Swank